UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006	Commission File Number: 0-17227

ABER DIAMOND CORPORATION

(Translation of registrant’s name into English)

P.O. Box 4569, Station A

Toronto, ON, Canada   M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED as of the 14th day of December, 2006.

ABER DIAMOND CORPORATION
(Registrant)

By:	/s/ LYLE R. HEPBURN
	Name:	Lyle R. Hepburn
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

1

Aber Diamond Corporation’s News Release dated December 14, 2006 regarding (a) third quarter results of the Corporation for the period ended October 31, 2006 together with Management Discussion and Analysis for the same period; and (b) declaration of quarterly dividend in the amount of $0.25 per share.